FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[ X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

This report on Form 6-K shall be deemed to be incorporated by reference in each prospectus included in Registration Statements on Form F-3 (File Nos. 333-110910, 333-112619 and 333-129943) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the attached press release contains forward looking information.

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Consolidated Financial Statements

(Expressed in thousands of Canadian dollars)

FORBES MEDI-TECH INC.

Years ended December 31, 2006, 2005 and 2004

MANAGEMENT’S STATEMENT OF RESPONSIBILITY

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the Canada and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in "Management's Annual Report of Internal Control Over Financial Reporting" on page 14 of the December 31, 2006 Management ‘s Discussion and Analysis.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders. Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

“Charles A. Butt”

“David Goold”

CHARLES A. BUTT

DAVID GOOLD, CA

President and Chief Executive Officer

Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Forbes Medi-Tech Inc. (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“ KPMG LLP”

Chartered Accountants

Vancouver, Canada

March 9, 2007

FORBES MEDI-TECH INC.

Consolidated Balance Sheets

(Expressed in thousands of Canadian dollars)

December 31, 2006 and 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$ 15,287	$ 9,298
Accounts receivable (note 3)	1,546	586
Inventories (note 4)	6,093	1,264
Prepaid expenses and deposits	598	2,752
Current assets-discontinued operations	―	4,374
	23,524	18,274

Capital Assets (note 5)	552	521
Intangible and other assets (note 7)	944	3,410
Goodwill	367	―
Property, plant and equipment-discontinued operations	―	11,835
Intangible and other assets-discontinued operations	―	1,935

	$ 25,387	$ 35,975

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 8)	$ 3,486	$ 1,910
Income tax liability	539	1,187
Deferred revenues	58	―
Current liabilities-discontinued operations	―	2,347
	4,083	5,444

Long-term liabilities:
Tenure allowance (note 12(a))	954	927
Future income tax liability (note 17(b))	―	851
Long-term liabilities-discontinued operations	―	330
	5,037	7,552

Liability component of preferred shares (note 11(d))	―	2,341

Shareholders’ equity:
Share capital (note 11(c))	100,994	94,790
Contributed surplus (note 11(b))	8,943	7,554
Equity component of preferred shares (note 11(d))	―	2,481
Deficit	(89,587)	(78,743)
	20,350	26,082

	$ 25,387	$ 35,975

Nature of operations (note 1)

Commitments and contractual obligations (notes 9, 12 and 18)

Related party transactions (notes 6 and 15)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Don Buxton”		“Nitin Kaushal”
	Director		Director
DON BUXTON		NITIN KAUSHAL

FORBES MEDI-TECH INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Revenue:
Sales	$ 5,964	$ 3,867	$ 2,469
Licensing	152	153	151
Phytosterol revenues	6,116	4,020	2,620
Interest and other	1,126	461	374
	7,242	4,481	2,994

Expenses:
Research and development	9,634	10,994	5,571
General and administrative	6,513	5,617	6,965
Cost of sales	5,857	2,507	1,518
Marketing, sales and product development	2,762	1,665	1,065
Depreciation and amortization	149	162	115
	24,915	20,945	15,234
Loss from continuing operations for the year before taxes	(17,673)	(16,464)	(12,240)

Current income taxes (note 17(a))	(158)	―	―

Net loss from continuing operations for the year	(17,831)	(16,464)	(12,240)

Discontinued Operations (note 10)
Income from discontinued operations, net of income tax provision	29	3,658	4,226

Gain from disposal of discontinued operations, net of current income tax provision of $7,243 and future tax reduction of $(845)	6,958	―	―

Net loss for the year	(10,844)	(12,806)	(8,014)

Deficit, beginning of year	(78,743)	(65,937)	(57,923)

Deficit, end of year	$ (89,587)	$ (78,743)	$ (65,937)
Weighted average number of common shares outstanding (‘000)	37,400	34,058	31,945

Basic and diluted loss per share from continuing operations	$ (0.48)	$ (0.48)	$ (0.38)

Basic and diluted income per share from discontinued operations	$ 0.00	$ 0.10	$ 0.13

Basic and diluted gain per share from disposal of discontinued operations	$ 0.19	―	―

Basic and diluted loss per share	$ (0.29)	$ (0.38)	$ (0.25)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian dollars)

Years ended December 31, 2006, 2005 and 2004

	2006	2005	2004

Cash provided by (used in):
Operations:
Net loss for the year	$(10,844)	$(12,806)	$(8,014)
Adjustment for:

Income from discontinued operations, net of taxes	(29)	(3,658)	(4,226)
Gain on disposal of discontinued operations, net of taxes	(6,958)	-	-
Depreciation and amortization	149	162	115
Amortization of deferred license revenues	(115)	(151)	(151)
Amortization of capitalized financing fees	26	17	-
Accretion of interest	117	74	-
Loss (gain) on disposal of fixed assets	1	(9)	4
Stock-based compensation	1,819	1,776	2,838
License fee paid in shares	-	-	49
Foreign exchange translation	-	(5)	(24)
	(15,834)	(14,600)	(9,409)
Net change in non-cash operating items (note 13)	(1,881)	(2,474)	986
Net cash used in continuing operations	(17,715)	(17,074)	(8,423)

Net cash (used in) provided by discontinued operations	(5,214)	7,180	3,328
	(22,929)	(9,894)	(5,095)

Investments:
Acquisition of property, plant and equipment	(174)	(315)	(260)
Proceeds on disposal of Phyto-Source manufacturing joint venture	28,935	-	-
Acquisition of license	-	(11)	-
Acquisition of intangible/other assets	(436)	-	-
Proceeds on disposal of fixed assets	-	186	48
Proceeds on divestiture of technology	-	-	1,230
Short-term investments	-	6,018	(4,733)
Net cash invested by discontinued operations	-	(332)	(1,226)
	28,325	5,546	(4,941)
Financing:
Issuance of common shares	923	301	1,473
Issuance of preferred shares, net of share issue costs	-	6,221	12,910
Repayment of notes payable	-	(66)	(150)
Decrease in long-term liabilities from discontinued operations	(330)	(1,339)	(114)
	593	5,117	14,119

Increase in cash and cash equivalents	5,989	769	4,083

Cash and cash equivalents, beginning of year	9,298	8,529	4,446

Cash and cash equivalents, end of year	$15,287	$9,298	$8,529

Supplementary information (note 14)

See accompanying notes to consolidated financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

1.

Nature of operations:

Forbes Medi-Tech Inc. (“Forbes” or the “Company”) is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular and related diseases.  Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.  The Company has operations in the nutraceutical/functional food ingredient market in the USA, Europe and other international markets.

As the Company is continuing to further its pharmaceutical research of novel compounds, future losses are anticipated and additional financing will be required.  The eventual profitability of the Company is dependent on many factors, including, but not limited to, successful development and market acceptance of its products and services, receiving the required regulatory approvals, the conclusion and implementation of applicable strategic and other alliances and adequate financing on a timely basis.  There can be no assurance that required regulatory approvals will be received or, if received, will be received on a timely basis.  In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company’s products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development.  It is not possible to predict the outcome of the Company’s future research and development activities or the financing thereof.

2.

Significant accounting policies:

(a)

Basis of consolidation:

These consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  Material intercompany balances and transactions have been eliminated in these consolidated financial statements.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and term deposits with initial maturities of three months or less when acquired.

(c)

Inventories:

Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(d)

Capital and intangible assets:

Capital assets are recorded at cost and amortized over their estimated useful lives using the following methods and annual rates:

Asset	Basis	Rate

Office and laboratory equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Declining-balance	100%
Leasehold improvements	Straight-line	Lease term

Capital additions are amortized when placed into use.

Intangible assets, comprised of intellectual properties, are recorded at acquisition cost and are amortized on a straight-line basis over their estimated useful lives, not exceeding ten years.

The Company reviews its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If impairment indicators are present and the estimated future undiscounted cash flows are less than the carrying value of the assets, the carrying values are reduced to the estimated fair value.

(e)

Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the goodwill might be impaired. The Company tests for impairment  resulted in no impairment of goodwill in 2006.

(f)

Stock-based compensation plan:

The Company has a stock-based compensation plan for employees, officers, directors and consultants of the Company and of affiliates of the Company.  Stock-based compensation expense is recorded for stock options issued to employees and non-employees using the fair value method with a corresponding increase in contributed surplus.  Any consideration received on exercise of stock options or the purchase of stock is credited to share capital.

Under the fair value based method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.  The fair value of employee stock options are valued at the grant date and amortized over the vesting period.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(g)

Research and development:

All research costs are expensed as incurred.  Development costs are expensed in the period incurred unless the Company believes a development project meets certain criteria for deferral and amortization.  No development costs have been deferred to date.

(h)

Revenue recognition:

The Company recognizes revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

(i)

Cost of sales, marketing and product development:

Cost of sales, marketing and product development include all costs pertaining to the sales of marketable nutraceutical and pharmaceutical end-products, all costs related to identifying and developing a market for the Company’s products, costs related to the manufacturing, development and upscaling of the Company’s product lines until a market has been established and the products are sold, and any write-down of inventory to net realizable value.

(j)

Government assistance:

Government assistance is accounted for using the cost-reduction method, whereby the benefit is recognized as a reduction in the cost of the related asset or expenditure when there is reasonable assurance the government assistance will be received.  During the year ended December 31, 2006, the Company received $169 (2005 – $101) of government assistance which has been offset against research and development expense.

(k)

Income taxes:

Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantively enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(l)

Foreign currency translation:

The Company’s functional and reporting currency is the Canadian dollar.  The Company’s foreign subsidiaries are integrated foreign operations for which monetary assets and liabilities denominated in US dollars or Pound Sterling are translated into Canadian dollars at the rates of exchange in effect at the balance sheet date; non-monetary assets and liabilities at the rate in effect on the transaction date; and revenues and expenses at the average rate for the period.  Gains and losses on translation are included in results from operations.

(m)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, property, plant and equipment and intangible and other assets, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(n)

Common shares to be issued contingent upon future sales:

Under the UBC license agreements (note 12(c)) certain common shares of the Company may be issued at a future date contingent upon future sales.  The Company follows a policy of attributing no value to these shares until the obligation for issuance exists, and at that time will value the shares at their market value on issuance.

(o)

Fair value of financial instruments:

Carrying values of the Company’s financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and long-term debt which includes demand and term loans and notes payable, approximate their fair values due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they are not publicly traded or quoted and an active and liquid market does not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

2.

Significant accounting policies (continued):

(p)

Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period.

Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive.  The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.  As the Company has incurred a loss for each period presented, all stock options and warrants are anti-dilutive and have been excluded from the weighted average shares outstanding.

(q)

Deferred share issue costs:

Share issue costs associated with the liability component of the redeemable Convertible Preferred Shares are recorded at cost, and are deferred and amortized on the effective interest rate method over a period beginning from the date of issuance to the redemption date. Upon conversion of the preferred shares into common shares, any unamortized balance will be charged to share capital.  Share issuance costs incurred in connection with the issuance of the share capital are deferred and netted against the proceeds when the related shares are issued.

(r)

Accretion in carrying value in preferred shares:

The carrying value of the liability component of the redeemable Convertible Preferred Shares are accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

3.

Accounts receivable:

	2006	2005

Trade receivables	$1,172	$284
Note receivable (note 7(a))	131	123
Other sales taxes recoverable	201	176
Other receivables	42	3

	$1,546	$586

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

4.

Inventories:

	2006	2005

Raw materials and supplies	$3,514	$-
Finished goods	2,579	1,264

	$6,093	$1,264

5.

Capital assets:

2006	Cost	Accumulated Amortization	Net book Value

Leasehold improvements	$208	$(90)	$118
Laboratory equipment	165	(42)	123
Office equipment	190	(64)	126
Computer equipment and software	305	(120)	185

	$868	$(316)	$552

2006	Cost	Accumulated Amortization	Net book Value

Leasehold improvements	$208	$(44)	$164
Laboratory equipment	129	(22)	107
Office equipment	153	(37)	116
Computer equipment and software	211	(77)	134

	$701	$(180)	$521

6.

Joint venture:

(a)

In June 2006 the Company entered into an Agreement with Fayrefield Foods Ltd. (“Fayrefield”) to establish a 51-49 venture, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), to broaden the distribution of finished products containing the Company’s proprietary ingredients. These Reducol™ containing products are sold directly to retail customers in the European Union, excluding certain retailers in the United Kingdom and Ireland.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

6.

Joint venture (continued):

Under this Agreement, the Company contributed GB£10.2 (Cdn$21) as the initial investment in Forbes-Fayrefield, with Fayrefield contributing GB£9.8 (Cdn$20) for their interest. Forbes-Fayrefield has arranged a €300,000 line of credit to support the operations. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 3.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2006, € 134,200 was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender. Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by Forbes Medi-Tech Inc., or by Fayrefield.

Condensed balance sheets and statement of operations reflecting the Company’s proportionate interests in the venture operations:

December 31 2006

Assets
Current assets	299
Office equipment	1

300
Liabilities
Accounts payable, overdraft and accrued liabilities	248

Equity	52

2006

Earnings
Revenue	731
Cost of goods sold	668
Expenses	32

Net earnings	31

2006

Cash Flow
Operating activities	(12)
Financing activities	(1)
Investing activities	21

Increase in cash flow	8

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

7.

Intangible and other assets:

2006		Cost		Accumulated Amortization	Net book Value

Technology		$339		$(6)	$333
Other		46		(30)	16
		385		(36)	349

Note receivable, long-term portion (note 7(a))					239
Tenure allowance					356

	$		$		$944

2005	Cost	Accumulated Amortization	Net book Value

Technology (note 7 (c))	$3,366	$(1,578)	$1,788
Other	46	(28)	18
	3,412	(1,606)	1,806

Note receivable, long-term portion (note 7(a))			370
Long-term receivable (note 7(b))			583
Tenure allowance			268
Capitalized financing fees			383

			$3,410

(a)

In August 2002, the Amqui pilot facility was sold to a third party for total consideration of $1,631.  On closing, Forbes received proceeds of $332, net of transaction costs and a note receivable of $1,200 repayable in one payment of $350 plus interest on May 2004, with the remainder paid by monthly installments beginning September 2002 and ending August 2009.  As at December 31, 2006, a total amount of $370 (short-term $131; long-term $239) (December 31, 2005 – $493 (short-term $123; long-term $370)) remains outstanding.

(b)

The long-term receivable represented the long-term balance of the US$1,000 (Company’s 50% joint venture interest – US$500, Cdn$583) of the amount then due to the Company from the joint venture partner for amounts loaned by the Company to the joint venture. As part of the agreement for sale of the interest in Phyto-Source, the amount was repaid in full to the Company.

(c)

Capitalized phytosterol technology, with a net book value of $1,697 was written off with the sale of the Phyto-Source joint venture (note 10)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

8.

Accounts payable and accrued liabilities:

	2006	2005

Trade payables	$2,217	$1,091
Other payables	1,269	819

	$3,486	$1,910

9.

Acquisition of TheraPei Pharmaceuticals, Inc.

On October 26, 2006, Forbes acquired 100 percent of the outstanding common shares of TheraPei Pharmaceuticals, Inc. (“TheraPei”).  The results of TheraPei 's operations have been included in the consolidated financial statements since that date. TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc., focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases.

The aggregate purchase price was $339 (US $300), including $69 of cash and common stock valued at $270. Under the terms of the acquisition agreement, the value of the 94,672 common shares issued was determined based on the average of the NASDAQ stock exchange high and low trading price of Forbes common shares on October 25, 2006, for accounting purposes the value of the shares was based on the average closing price of the Company’s common shares on the Toronto Stock Exchange during a five day period beginning two trading days prior to the announcement of the agreement, on October 25, 2006.  Dr. John Nestor, Forbes’ Chief Scientific Officer, was the majority shareholder of TheraPei and as such, received the majority of the acquisition consideration, and will receive the majority of any additional consideration paid.

Additional consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies. Future consideration consisting of milestone payments, payable to the former shareholders of TheraPei, may reach up to US$50 million based upon the successful completion of key clinical development steps ranging from receiving approval for an Investigational New Drug application through to the successful product launches, for the compounds identified as the VPAC2 Analog for diabetes, or for the VPAC2 Analog for inflammatory lung disease.

In the event that the Forbes elects to license any VPAC2 Analog, to an unaffiliated third party, the former shareholders of TheraPei shall be entitled to receive 20% of the license revenue received by Forbes pursuant to such license, and any potential milestone payments with respect to such indication shall terminate.

Upon commercialization of either of the VPAC2 analogs by Forbes for any purpose, the former shareholders of TheraPei shall be entitled to receive an eleven percent (11%) commercial royalty on net sales.

In addition, should any ACC2 Inhibitor, which promotes fatty acid oxidation, be commercialized for any purpose, the former shareholders of TheraPei shall receive a three percent (3%) commercial royalty on net sales by Forbes.  Should any SPT Inhibitor, which targets the treatment of diabetes, be commercialized for any purpose, the former shareholders of TheraPei shall receive a four percent (4%) commercial royalty on net sales by Forbes.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

9.

Acquisition of TheraPei Pharmaceuticals, Inc. (continued):

All consideration will paid as to a minimum of 80% in Forbes’ common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, the Company shall pay cash in lieu of the issuance of shares. The Company may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

As at October 26, 2006

Assets
Cash	$2
Office equipment	10
Intangible assets	339
Goodwill	367

718
Liabilities
Current liabilities assumed	(379)

Net assets acquired	$339

The $339 of acquired intangible assets was assigned to patents that are subject to amortization over the 10 years. Goodwill will be deductible for tax purposes.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

10.

Discontinued operations:

The Company’s Board of Directors resolved in February 2006 to dispose of its interest in the 50-50 Phyto- Source manufacturing joint venture, comprised of its 50% membership interest in Phyto-Venture LLC, and its 49.5% limited partnership interest in Phyto-Source LP. Accordingly, all revenues, expenses, assets and liabilities related to the Phyto-Source joint venture have been classified as discontinued operations for 2006, 2005 and 2004.

In connection with the sale, the Company signed a supply agreement with Phyto-Source to purchase Reducol™ and other wood sterols for a period of 5 years.

On March 14, 2006, the Company completed the sale of its interest in the Phyto-Source joint venture to Chusei Oil Co., Ltd.  The sales price was US$25,000 in cash (Cdn$28,935, based on the then current exchange rates). On the sale, the Company recognized a net gain of $6,958 which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697, $134 in transaction fees,  $7,243 in income tax expense, less $845 in a future tax liability reversal.

The following tables reflect the Company’s proportionate share of the Phyto-Source operations for the years ended December 31, 2006, 2005 and 2004 is summarized below. The results for 2006 are from January 1, 2006 to March 14, 2006 (date of disposal).

Income from discontinued operations

	2006	2005	2004

Revenue	$2,490	$16,525	$14,577

Expenses
Cost of goods sold	1,564	7,874	7,190
General and administrative	193	900	740
Depreciation and amortization	287	1,639	1,520
	2,044	10,413	9,450

Net income before taxes	446	6,112	5,127

Current income tax	417	1,606	901
Future income tax	-	848	-

Income from discontinued operations	$29	$3,658	$4,226

Gain on disposal of discontinued operations	$6,958	$-	$-

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital:

(a)

Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares without par value and 50,000,000 preferred shares without par value. At the annual meeting held in May 2006, the shareholders approved a resolution increasing the authorized common shares from 200,000,000 to an unlimited number.  Of the preferred shares, 10,000,000 have been designated the Series A Convertible Preferred Shares and 6,000 have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2005, leaving 4,625,000 available to be issued. Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares as at December 31, 2006.

(b)

Contributed surplus relating to:

	2006	2005	2004
Surplus relating to stock compensation, warrants and options associated with common shares (note 11(c))	$ 7,070	$ 5,681	$4,171
Surplus relating to warrants associated with the Series B Convertible Preferred Shares (note 11(d))	1,873	1,873	―
	$ 8,943	$ 7,554	$4,171

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(c)

Common shares issued and allotted:

	Share Capital		Contributed Surplus
	Number of Common Shares	Amount	Amount

Balance, December 31, 2003	27,104,011	$ 79,557	$ 1,567

Issued during the year upon:
Exercise of stock options for cash proceeds	731,625	1,330	―
Exercise of warrants for cash proceeds	69,912	143	―
Exercise of warrants on a cashless basis	605,497	235	(235)
Employee stock based compensation expense	―	―	1,953
Non-employee stock based compensation expense	―	―	885
Fair value of broker’s warrants	―	(495)	495
Transfer from contributed surplus for options exercised:
Employee stock-options	―	404	(404)
Non-employee stock options	―	90	(90)
Conversion of Series A Preferred Shares	5,375,000	12,910	―
Issuance of shares pursuant to licensing agreement	22,350	49	―
Balance, December 31, 2004	33,908,395	$ 94,223	$ 4,171

Issued during the year upon:
Exercise of stock options for cash proceeds	214,200	301	―
Employee stock based compensation expense	―	―	1,767
Non-employee stock based compensation expense	―	―	9
Transfer from contributed surplus for options exercised:
Employee stock-options	―	252	(252)
Non-employee stock-options	―	14	(14)
Balance, December 31, 2005	34,122,595	$ 94,790	$ 5,681
Issued during the year upon:
Exercise of stock options for cash proceeds	313,500	511	―
Exercise of warrants for cash proceeds	200,669	412	―
Exercise of warrants on a cashless basis	34,301	―	―
Employee stock based compensation expense	―	―	1,589
Non-employee stock based compensation expense	―	―	230
Transfer from contributed surplus for options exercised:
Employee stock-options	―	354	(354)
Non-employee stock-options	―	76	(76)
Conversion of Series B Preferred Shares	3,636,363	4,938	―
Amortization of capitalized financing fees on conversion of Series B Convertible Preferred Shares	―	(357)	―
Issuance of shares pursuant to purchase agreement	94,672	270	―
Balance, December 31, 2006	38,402,100	$100,994	$7,070

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted:

	Number of Preferred Shares	Liability Component (‘000’s Cdn$)	Equity Component (‘000’s Cdn$)	Contributed Surplus (‘000’s Cdn$)

Balance, January 1, 2005	―	$ ―	$ ―	$ ―

Issued for cash	6,000	2,267	3,011	1,744

Share issue costs	―	―	(343)	(200)
Broker warrants	―	―	(187)	(109)
Fair value of broker warrants	―	―	―	438
Accretion of interest	―	74	―	―
Balance, December 31, 2005	6,000	$ 2,341	$ 2,481	$ 1,873

Conversion to common shares	(6,000)	(2,458)	(2,481)	―
Accretion of interest	―	117	―	―
Balance, December 31, 2006	―	$ ―	$ ―	$ 1,873

In November 2005, the Company completed a Private Placement raising US$6,000 (Cdn$7,022, before financing costs of Cdn$801) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  The Series B Convertible Preferred Shares were convertible at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on the then current exchange rates). The Series B Convertible Preferred Shares matured on October 27, 2008, at which time the Company had the option to redeem the shares at their issue price or convert the Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument was that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument was that of a financial liability.  For accounting purposes, these shares were considered to have both a debt and equity component.  The equity component of $2,481 was recorded in contributed surplus and related to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants were allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2,341 was recorded as a liability.  The carrying value of the liability portion was being accreted to its retraction value of $4,064, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion was charged to the statement of operations as interest expense.  Of the total financing costs of $1,238, $839 was charged to shareholders equity and $399 was capitalized as capitalized financing fees in intangible and other assets.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(d)

Series B Convertible Preferred Shares issued and allotted (continued):

In the year ended December 31, 2006, all 6,000 Series B Convertible Preferred Shares were converted into 3,636,363 common shares.  The carrying value of the liability portion was decreased by $2,341 to reflect the conversion of the shares. The interest accretion of the liability portion for the year was $117, and was charged to the statement of operations as interest expense. Also, the amortization of the capitalized financing fees for the year, in the amount of $26, was charged to the statement of operations as financing fees.  In addition, $357 of the capitalized financing fees was recognized as reduction in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

(e)

Other private placements:

On January 6, 2004, the Company raised US$10,750 (Cdn$13,747 before financing costs of Cdn$837) by way of a Private Placement, resulting in the issuance of 5,375,000 Series A Convertible Preferred Shares at a price of US$2.00 per share (approximately Cdn$13,747 and Cdn$2.76 per share, based on then current exchange rates), with 1,612,500 warrants attached (note 11(f)).  Each Series A Convertible Preferred Share was convertible at the option of the holder for no further consideration into one common share.  Each warrant entitled the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  On April 22, 2004, all 5,375,000 outstanding Series A Convertible Preferred Shares were converted by the Company for no additional consideration, into common shares on a 1-to-1 basis.

(f)

Share purchase warrants:

As part of a September 2003 Private Placement, 1,200,864 warrants were issued.  Each warrant entitled the holder to purchase one common share of the Company at US$1.85 for three years from the date of closing, and may be exercised on a cashless basis at the option of the holder.

During the year ended December 31, 2006, 413,874 warrants were exercised on a cashless basis resulting in the issuance of 32,448 common shares, 200,669 warrants were exercised for cash proceeds of $412 resulting in the issuance of 200,669 common shares and 22,384 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 1,853 common shares.

As at December 31, 2006, 952,595 warrants were exercised on a cashless basis resulting in the issuance of 445,806 common shares and 248,269 warrants were exercised for cash proceeds of $531 resulting in the issuance of 248,269 common shares.  A total of 254,458 broker’s warrants were also issued in connection with the placement.  The broker’s warrants had the same terms as the warrants issued to investors.  As at December 31, 2006, 253,458 brokers’ warrants were exercised on a cashless basis resulting in the issuance of 157,474 common shares; and 1,000 brokers’ warrants were exercised for cash proceeds of $3 resulting in the issuance of 1,000 common shares.  All warrants were exercised prior to expiry on September 4, 2006.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(f)

Share purchase warrants (continued):

As part of the January 6, 2004 Private Placement, 1,612,500 warrants were issued.  Each warrant entitles the holder to purchase one common share of the Company at US$2.40 for three years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  In connection with this private placement, the Company also issued to affiliates of a US registered broker, warrants exercisable to acquire 146,250 common shares as an advisory fee. No warrants were exercised in the year ended December 31, 2006.  As at December 31, 2006, 69,469 broker’s warrants had been exercised on a cashless basis resulting in the issuance of 36,518 common shares. A balance of 1,612,500 warrants and 76,781 brokers’ warrants remain outstanding as at December 31, 2006 and expire on January 6, 2007. (See subsequent events, note 20 (a))

As part of the November 2005 Private Placement, 1,818,182 warrants were issued. Each warrant entitles the holder to purchase one common share of the Company at US$2.06, subject to adjustment, for five years from the date of closing.  The warrants may be exercised on a cashless basis at the option of the holder.  The Company also issued 254,545 brokers’ warrants, which have the same terms as the warrants issued to the investors.  A balance of 1,818,182 warrants and 254,545 brokers’ warrants remain outstanding as at December 31, 2006 and expire on October 26, 2010.

(g)

Option Plan:

Under the 2000 Stock Option Plan, the Company may grant options to its employees, officers, directors, and consultants (optionees) for up to 5,000,000 shares of common stock.  At the Company’s 2004 Annual General Meeting on May 26, 2004, shareholders approved an amendment to the Company’s 2000 Stock Option Plan increasing the number of shares reserved under it to 6,000,000, including 1,453,375 common shares to replace common shares previously issued under the Plan.  Options are usually granted at the hire date of employees, officers, and directors, the commencement date of services of consultants, or at the discretion of the Board of Directors.  Under the 2000 Plan, options vest at the discretion of the Compensation Committee, and the majority of outstanding options vest on a semi-annual basis over a two-year period.  Options granted to directors vest as of the grant date.  The exercise price of each option equals the market price of the Company's stock on the day prior to the date of grant and an option's maximum term is ten years.  No individual may receive options on more than 5% of the aggregate number of common shares issued and outstanding at the date of grant.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(h)

Outstanding Options:

Company's Stock Option Plan as at and changes for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004

		Weighted		Weighted		Weighted
	Stock	average	Stock	average	Stock	average
		exercise		exercise		exercise
	Options	price	Options	price	Options	price
Outstanding,
beginning of year	4,892,708	$2.42	4,290,975	$2.45	3,647,100	$2.15
Granted	965,000	2.53	1,421,500	2.35	2,725,000	3.22
Exercised	(313,500)	1.63	(214,200)	1.40	(731,625)	1.82
Forfeited	(972,583)	2.75	(605,567)	2.88	(1,349,500)	3.54
Outstanding,
end of year	4,571,625	$2.42	4,892,708	$2.42	4,290,975	$2.45

The aggregate intrinsic values of all vested stock options outstanding at December 31, 2006, 2005 and 2004 were $8, $584 and $2,634, respectively. The total fair value of stock options that vested during the year ended December 31, 2006, 2005 and 2004 were $2,237, $331 and $831, respectively. The weighted average grant-date “fair values” of stock options granted during the years ended December 31, 2006, 2005 and 2004 were $1.06, $1.21 and $2.02 per option, respectively.  The total intrinsic values of the stock options exercised during the years ended December 31, 2006, 2005 and 2004 were $340, $224 and $1,876, respectively.

Stock options outstanding as at December 31, 2006:

	Options outstanding			Options exercisable
Range of Exercise prices	Number outstanding at December 31, 2006	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2006	Weighted average exercise price

$0.66 - $0.96	165,000	0.43	$0.79	150,000	$0.87
$1.20 - $2.20	1,647,875	2.82	$1.96	1,197,375	$1.90
$2.23 - $3.17	2,566,750	3.03	$2.71	2,355,500	$2.69
$3.45 - $3.69	172,000	2.03	$3.69	172,000	$3.69
$4.10 - $4.90	20,000	3.95	$3.95	20,000	$4.90

	4,571,625	2.84	$2.42	3,894,875	$2.44

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(h)

Outstanding Options (continued):

A summary of the non-vested stock options as at and changes for the year ended December 31, 2006 are as follows:

	Options outstanding				Non-vested options
		Weighted	Weighted			Weighted
		average	average	Aggregate		average
		exercise	years to	intrinsic		grant date
	Shares	price	expiration	value	Shares	fair value
Outstanding,
beginning of year	4,892,708	$ 2.42	2.94		1,484,708	$ 2.47
Granted	965,000	2.53	4.13		216,250	2.40
Exercised	(313,500)	1.63	1.00		(16,250)	2.13
Forfeited	(972,583)	2.75	0.61		(136,021)	2.58
Vested	―	―	―-		(871,937)	2.57
Outstanding,
end of year	4,571,625	$ 2.42	2.85	$ 8	676,750	$ 2.30

Options exercisable	3,894,875	$ 2.44	2.66	$ 8	N/A	N/A

The aggregate intrinsic value represents the pre-tax intrinsic value, based on the Company’s closing stock price on December 31, 2006 of $0.85 on the Toronto Stock Exchange, which would have been received by option holders had they exercised their options at that date.

(i)

Stock Based Compensation:

Stock-based compensation recorded for the year ended December 31, 2006, 2005 and 2004 is summarized below:

	2006	2005	2004

Employee stock-based compensation expense	$1,589	$1,767	$1,953
Non-employee stock-based compensation expense	230	9	885

	$1,819	$1,776	$2,838

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(i)

Stock Based Compensation (continued):

For the years ended December 31, 2006, 2005 and 2004, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

	2006	2005	2004

Research and development	$821	$752	$895
General and administrative	684	779	1,510
Marketing, sales and product development	314	245	433

	$1,819	$1,776	$2,838

At December 31, 2006 there is a balance of $500 of unamortized stock based compensation expense, which will be recognized over the next 24 months on a weighted-average basis.

The fair value of each employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected volatility	60%	96%	112%
Risk-free interest rate	4.3%	3.5%	3.1%
Expected lives	2 years	2 years	2 years

There is no dividend yield because the Company does not pay, and does not plan to pay, cash dividends on common shares. The expected stock price volatility is based on the historical volatility of the Company’s average daily stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior.  The effect of actual forfeitures is recognized as it occurs.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

11.

Share capital (continued):

(i)

Stock Based Compensation (continued):

The fair value of each non-employee stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005	2004

Expected dividend yield	0%	0%	0%
Expected volatility	89%	102%	105%
Risk-free interest rate	4.1%	3.7%	3.3%
Expected lives	4 years	4 years	4 years

(j)

Shareholder rights plan:

The Company has adopted a shareholder rights plan (the “Rights Plan”) to protect its shareholders from unfair, abusive or coercive take-over strategies.  Under the Rights Plan, holders of common shares are entitled to one share purchase right (a "Right") for each common share held.  If any person or group makes a take-over bid, other than a bid permitted under the plan, or acquires 20% or more of the Company's outstanding common shares without complying with the Rights Plan.  Each Right entitles the registered holder thereof to purchase, in effect, $40 equivalent of common shares at 50% of the prevailing market price.

12.

Commitments, contractual obligations and contingencies:

(a)

Tenure allowance:

In January of 1999, the shareholders approved agreements with three key executive officers ("Executives") that provided for tenure allowances for services provided to the Company.  The agreements entitled each Executive to receive an allowance provided the Executive had continued to provide his service to the Company to specified qualification dates, which ranged from March 1, 2002 to January 1, 2006.  By 2002, two of these executives had resigned from the Company prior to the date that the tenure allowance would have vested.  In 2004, the third Executive resigned, however he had reached his qualification date and has qualified for his tenure allowance.  The Company recorded the cost of this allowance over the term from the date of shareholders' approval to the applicable qualification date.

The Company is obligated to pay $65 per annum for 25 years beginning March 1, 2008.  As the tenure allowance has not been fully funded, the interest accretion (recovery) expense on the allowance for the year ended December 31, 2006 is $(18) (2005 – $164).  The interest rate used to calculate the allowance is based on the Government of Canada 25-year bond rate.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

12.

Commitments, contractual obligations and contingencies (continued):

(b)

Research agreements:

As at December 31, 2006, the Company had unrecorded future funding commitments under various research agreements totaling $221 (2005 – $2,642).  These amounts will be recorded at the earlier of when the funding is made or when the services have been performed.

(c)

University of British Columbia:

By agreements with the University of British Columbia (“UBC”) effective September 15, 1995 (as amended), the Company acquired rights to the preparation and purification of phytosterols from tall oil soap and to the fermentation of phytosterols to Androstenedione (“AD”) and Androstadienedione (“ADD”).  Under the two sets of license agreements, the Company issued a total of 50,000 shares in fiscal 1996 and agreed to issue up to an additional 50,000 shares after the sale of any products derived from these technologies.  In addition, the Company agreed to pay royalties on gross revenues of 1% to 1.5%.

(d)

Legal claims:

The Company is subject to a legal claim arising from a disagreement with a former employee.  The Company analyzed the legal proceeding and allegations of this claim.  The outcome of this proceeding is not expected to have a material adverse effect on the Company's financial position, results of operations or liquidity.

13.

Net change in non-cash operating items:

	2006	2005	2004

Accounts receivable	$ (377)	$ (53)	$ (234)
Inventories	(4,828)	(1,258)	38
Prepaid expenses and deposits	2,284	(2,586)	145
Accounts payable and accrued liabilities	1,576	1,193	887
Deferred revenues	172	(193)	193
Current income tax liability	(647)	―	―
Increase (decrease) in tenure allowance	(61)	122	(11)
Other	―	301	(32)
	$ (1,881)	$ (2,474)	$ 986

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

14.

Supplementary information:

	2006	2005	2004

Supplementary cash flow information:
Interest paid	$ 1	―	―
Interest paid- discontinued operations	18	$ 90	$ 147
Income taxes paid	8,327	1,180	27
Non-cash financing and investing activities:
Conversion of preferred shares to common shares	4,581	―	12,415
Issuance of shares pursuant to purchase agreement	270	―	―
Fair value assigned to brokers’ warrants	―	438	495
Transfer from contributed surplus for brokers’ warrants exercised	―	―	235
Transfer from contributed surplus for options exercised	$ 430	$ 266	$ 494

15.

Related party transactions:

During the years ended December 31, 2006, 2005 and 2004, the Company paid or accrued to companies controlled by directors or officers:

	2006	2005	2004

Legal fees and share issue costs	$ 229	$ 246	$ 141
Consulting	―	6	719
	$ 229	$ 252	$ 860

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties. These expenditures are included in general and administrative expenses and in intangible and other assets.

16.

Concentration of sales and segmented disclosure:

For the year ended December 31, 2006, the majority of the Company’s revenue was generated from four customers (year ended December 31, 2005 – two customers).  Customer A accounted for 38% (2005 – 81%), Customer B accounted for 18% (2005 – 0%), Customer C accounted for 12% (2005 – 0%), and Customer D accounted for 11% (2005 – 5%) of revenue.  57% of sales are recorded in the USA, 40% of sales are recorded in Europe and the balance in Asia.

The Company has operated in a single business segment developing, selling and licensing nutraceutical products to customers in the United States and the European Union.  Revenues consist almost entirely of sales of nutraceutical products and related license revenues.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

16.

Concentration of sales and segmented disclosure (continued):

As of December 31, 2006, 2005 and 2004, the Company’s long-lived assets used in continuing operations are primarily located in Canada. For the years ended December 31, 2005 and 2004, the Phyto-Source joint venture assets, classified as discontinued operations, were located in the United States.

17.

Income taxes:

(a)

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense using a 34.10% (2005 – 34.85%, 2004 – 35.60%) statutory rate is:

	2006	2005		2004

Income tax (recovery) at statutory rates	$(6,027)	$(5,738)	$	$ (4,357)
Expenses not deductible for tax purposes	909	859		1,212
Change in valuation allowance	5,032	3,973		1,995
Valuation allowance change not recorded in the
statement of operations	414	1,065		1,405
Unrecognized benefit of share issue costs	(149)	(152)		(254)
Tax rate differences	(19)	-		(1)
Other	(2)	(7)		-

Income tax expense	$158	$-		$-

(b) The tax effects of temporary differences that give rise to significant components of the future income tax assets and liabilities are presented below:

	2006	2005
Future tax assets:

Non-capital loss carry-forwards	$16,279	$12,134
Research and development expenditures deferred for
income tax purposes	11,903	11,752
Deficiency of property, plant and equipment and intangible
asset values over tax values	1,539	768
Share issue costs	315	328
Other	204	226
Total gross future tax assets	30,240	25,208

Valuation allowance	(30,240)	(25,208)

Total future tax assets	$-	$-

Future tax liabilities:

Excess of property, plant and equipment and intangible asset
values over tax values	-	(851)

Net future tax liabilities	$-	$(851)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

17.

Income taxes (continued):

(b)

The tax effects of temporary differences (continued):

The operations of the Company and related tax interpretations, regulations and legislation are continually changing.  As a result, there are significant estimates required to compute income tax balances.  As at December 31, 2006, the Company has scientific research and experimental development expenditures in the amount of $35,585 (2005 – $35,476) available for carry-forward indefinitely to reduce future Canadian taxable income.  The Company also has approximately $7,689 (2005 – $7,754) of unclaimed investment tax credits available to reduce future Canadian income taxes otherwise payable.  The Company also has non-capital losses in the amount of $47,376 (2005 – $35,607) available to offset future Canadian taxable income.  The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment tax credits	Non-capital losses

2007	$ 130	$ 120
2008	265	13,282
2009	990	1,522
2010	1,872	2,878
2011	2,483	―
2012	370	―
2013	187	―
2014	502	4,252
2015	559	10,994
2016	331	―
2026	―	14,328
	$ 7,689	$ 47,376

The future tax benefits of these expenditures and non-capital losses have been offset by a full valuation allowance.  The benefits relating to investment tax credits will be recorded as a reduction of the related expense or asset in the year they are used.

Realization of the future income tax assets is dependent on generating sufficient taxable income prior to the expiration of any loss carry forward balance for tax purposes.  Due to the Company's state of development and operations, the Company has not met the test that it is more likely than not that the future income tax assets will be realized.  Accordingly, a valuation allowance has been provided, equal to the net future income tax asset.  The valuation allowance is reviewed periodically and when the more likely than not criterion is met, the valuation allowance will be adjusted accordingly by a credit or charge to earnings in that period.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

18.

Lease commitments:

The Company is committed under operating lease agreements for premises and office equipment, for lease payments in the following amounts:

2007	$415
2008	302
2009	289
2010	282
2011	267
2012 and thereafter	-

$1,555

19.

United States generally accepted accounting principles:

These consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP") which differ in certain respects from accounting principles generally accepted in the United States (“United States GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.  Material issues that could give rise to differences to these consolidated financial statements are as follows:

(a)

Stock-based compensation:

Under Canadian GAAP, all stock-based compensation granted to employee and non-employees on or after January 1, 2002 is accounted for at fair value. The value of any options granted prior to January 1, 2002 is not required to be recorded or presented under Canadian GAAP.

Under United States GAAP, and prior to January 1, 2006, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

The fair value of the non-employee stock options granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 11 (i).

As a result, the fair value of any options granted to non-employees prior to January 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

For United States GAAP, prior to January 1, 2006, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles:

(a)

Stock-based compensation (continued):

GAAP differences between intrinsic measurement under United States GAAP for employee and fair value measurement under Canadian GAAP prior to January 1, 2006 are presented in the United States GAAP reconciliation.

On January 1, 2006 under United States GAAP, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"), using the modified prospective application transition approach.

 There was no impact of adopting this standard on the accounting for non-employee awards.

Under Canadian GAAP, the Company records stock-based compensation expense as if all instruments granted that are subject only to a service requirement are expected to vest. The effect of actual forfeitures is recognized as it occurs.

Under United States GAAP, the Company is required to estimate the number of forfeitures expected in the year. Based on historical experience, forfeitures were estimated based on the preceding two years actual forfeitures, which approximates the actual number of forfeitures incurred. The Company has elected to record the actual number of forfeitures incurred.  The Company has determined that the effect of estimated forfeitures upon the adoption on stock compensation expense, including the effect of estimating forfeitures on options granted, but not fully vested, prior to the adoption of SFAS No. 123R, is not material.

Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no material difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee options. Prior years have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

	2005	2004

Net loss in accordance with United States GAAP,
as reported	$(11,062)	$(6,061)
Deduct: Employee stock-based compensation expense
determined under the fair value method	(1,767)	(1,953)

Pro forma net loss	$(12,829)	$(8,014)

Pro forma – basic and diluted net
loss per share	$(0.38)	$(0.25)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(b)

Joint ventures:

Under United States GAAP, the Company's interest in joint ventures would be accounted for using the equity method of accounting as opposed to the proportionate consolidation method.  However, reconciliation of this difference may and has been omitted in accordance with SEC rules and regulations.

The equity method of accounting requires the investment in the joint venture to be recorded at cost and adjusted to recognize the investor's share of the earnings or losses of the investee after the date of acquisition.

Condensed balance sheets and statements of operations reflecting the Company’s proportionate interests in its joint venture, in Forbes-Fayrefield, are disclosed in note 6(a).

(c)

Convertible preferred shares:

Under United States GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the fair value of warrants issued and the intrinsic value of beneficial conversion feature.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period and is charged to the statement of operations. Also, when the convertible preferred shares are redeemed the redeemed the remaining accretion is recorded immediately.

Under Canadian GAAP, the proceeds from the issuance of convertible preferred shares with detachable warrants are allocated to the warrants issued and the conversion feature based on the fair values.  The remaining proceeds are allocated to debt, which is accreted to the redemption value of the convertible preferred shares over the maturity period.  On the date of conversion of debt to equity, the carrying value of debt is reclassified to equity with no additional interest accretion.

(d)

Share issuance costs:

Under United States GAAP, share issuance costs pertaining to the beneficial conversion feature are recorded as deferred financing costs and are amortized over the maturity period.  Under Canadian GAAP, the share issuance costs pertaining to the beneficial conversion feature are charged to equity.

(e)

Comprehensive income

Under United States GAAP, the Company follows FASB Statement of Accounting Standards No. 130, Reporting Comprehensive Income, which requires the Company to report and display information related to comprehensive income for the Company. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on securities. There were no adjustments to the net loss, reported under United States GAAP, required to reconcile to the comprehensive loss.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(f)

Impact of differences:

(i)  Consolidated statement of operations and deficit:

	2006	2005	2004

Net loss in accordance with
Canadian GAAP	$(10,844)	$(12,806)	$(8,014)
Difference in employee stock based
compensation (note 19(a))	-	1,767	1,953
Difference in interest accretion and amortization
of capitalized financing fee (notes 19(c) and (d))	(37)	(23)	-

Net loss and comprehensive loss in accordance
with United States GAAP	(10,881)	(11,062)	(6,061)
Deficit, beginning of year, United States GAAP	(75,353)	(64,291)	(58,230)

Deficit, end of year, United States GAAP	$(86,234)	$(75,353)	$(64,291)

Weighted average number of shares
outstanding	37,400,378	34,057,703	31,945,477

Basic and diluted loss per share	(0.29)	(0.32)	(0.19)

(ii)

Consolidated balance sheet:

	2006		2005
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP

Current assets	$23,524	$23,524	$18,274	$18,274
Capital assets	552	552	12,356	12,356

Intangible and other assets	1,311	1,311	5,345	5,855

Current and Long-term liabilities	5,037	5,037	7,552	7,552
Liability component of Preferred
Shares	―	―	2,341	2,268

Shareholders’ equity:
Common Shares	100,994	100,031	94,790	93,827
Contributed Surplus	8,943	6,553	7,554	5,710
Equity component of Preferred
Shares	―	―	2,481	2,481
Deficit	(89,587)	(86,234)	(78,743)	(75,353)

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(g)

Other disclosures:

The following additional information would be presented if these consolidated financial statements were presented in accordance with United States GAAP:

(i)  Advertising expense:

Advertising expenses are recorded as an expense in the period they are incurred.

(ii)  Intangible assets:

The following table summarizes the estimated future amortization expenses as of December 31, 2006:

Year ending December 31

2007	$35
2008	35
2009	35
2010	35
2011	35
2012	35
Thereafter	140

(iii)  Other disclosure items:

	2006	2005	2004

Depreciation	$ 142	$ 152	$ 113
Amortization	7	10	2

Depreciation-discontinued operations	$ 151	$ 958	$ 658
Amortization- discontinued operations	136	681	862

Operating lease expense	$ 321	$ 526	$ 666
Operating lease expense – discontinued operations	―	82	83

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(g)

Other disclosures (continued):

(iv)  Allowance for doubtful accounts:

The Company does not have any allowance for doubtful accounts for the years ended December 31, 2006, 2005 and 2004.

(h)

Recent accounting pronouncements:

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments (“SFAS No. 155”) - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin (ARB) 43, Chapter 4, Inventory Pricing". This statement amends ARB 43, Chapter 4 "Inventory Pricing", to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that those items be recognized as current-period charges in all circumstances. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material effect on the Company’s financial position, results of operations or cash flows.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the adoption of this Interpretation to have a material impact on its financial statements.

FORBES MEDI-TECH INC.

Notes to Consolidated Financial Statements

(Expressed in thousands of Canadian dollars, except share and per share amounts)

Years ended December 31, 2006, 2005 and 2004

19.

United States generally accepted accounting principles (continued):

(h)

Recent accounting pronouncements (continued):

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material impact on its financial statements.

In September 2006, SAB No. 108 was issued by the Securities and Exchange Commission. The interpretations in the SAB express the SEC staff's views regarding the process of quantifying financial statement misstatements. Beginning with annual financial statements covering fiscal years ending after November 15, 2006, material misstatements in the current year may result in the need to correct prior year financial statements, even if the misstatement in the prior year or years is considered immaterial. SAB 108 does not require previously filed reports to be amended. Such correction may be made the next time the company files the prior year financial statements. There is no impact on the Company’s results of operations, cash flows or balance sheet resulting from this interpretation.

20.

Subsequent events:

(a)

Share purchase warrants:

On January 6, 2007, the balance of 1,612,500 warrants and 76,781 brokers’ warrants issued as part of the January 6, 2004 Private Placement expired unexercised.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2006

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with our audited consolidated financial statements and related notes that are prepared in accordance with Canadian generally accepted accounting principles.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, Forbes-Fayrefield Ltd., or any one of them as the context requires.

OVERVIEW

FORBES MEDI-TECH INC. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of life-threatening disease.  Our strategy and vision is to develop and market a portfolio of products for the benefit of all consumers, from the healthy person desiring consumer lifestyle products that can help reduce the risk of future disease, to medical patients needing therapeutic prescription products for the treatment of an established ailment.

Our infrastructure currently supports a portfolio of discovery and development stage pharmaceutical compounds and nutraceutical products.   Our pharmaceutical compounds are primarily targeting a number of conditions and diseases associated with Metabolic Syndrome, including cardiovascular disease and diabetes.   Our nutraceutical products, both commercialized and under development, are intended to help reduce the risk of cardiovascular disease and the conditions that can cause it.

Going forward, we may expand our product focus to include other medical conditions, as opportunities to do so arise.

PHARMACEUTICALS

Our pharmaceutical objectives are currently focused on out-licensing FM-VP4, our novel cholesterol-lowering drug candidate, to one or more third parties, and developing our FM-TP Series of Compounds targeting Metabolic Syndrome and Inflammatory Lung Disease.

FM-VP4

Top line results from our US Phase II clinical trial of FM-VP4 were announced on December 4, 2006.  While the results of this trial did not support a blockbuster market potential for FM-VP4 as we had hoped, we believe that there is a significant market for alternative LDL-lowering products.  The trial results included several key points that we believe make FM-VP4 an attractive licensing opportunity:

•

Clinically significant results

•

Dose Response -- 5% LDL – cholesterol decrease from baseline at 450mg/day and 9% decrease at 900mg/day implies a greater efficacy at higher doses

•

Excellent safety profile

•

Strong market opportunity for alternative therapies for cholesterol reduction

Accordingly, we hope to achieve one or more out-licensing arrangements for FM-VP4 without undertaking further substantial research & development expenditures, although we may conduct one or more additional small pre-clinical studies to complete our marketing package to potential partners.

The FM-TP Series of Compounds

The FM-TP Series of Compounds are being designed to target specific aspects of Metabolic Syndrome and various Inflammatory Lung Diseases, as outlined below.  Such efforts are being conducted at our new facility in San Diego, California under the direction of Dr. John Nestor, who was appointed our Chief Scientific Officer in October 2006 in conjunction with our acquisition of TheraPei Pharmaceuticals, Inc., an R&D company founded by Dr. Nestor.

2

All of our FM-TP Series of Compounds are in early stages of preclinical development, and lead product candidates have yet to be identified. Our strategy is to capitalize on the intrinsic value of selected FM-TP Compounds through collaborative agreements and upfront milestone payments at an early stage.

Metabolic Syndrome

Metabolic Syndrome, also sometimes referred to as insulin resistance syndrome or syndrome-X, is a grouping of associated conditions that correlate with a person’s increased risk for both cardiovascular disease and diabetes.  According to the Executive Summary of the U.S. National Cholesterol Education Program (NCEP) Third Report of the Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (“Adult Treatment Panel III” or “ATP III”) (National Institutes of Health Publication No. 01-3670, May, 2001), the five factors characteristic of Metabolic Syndrome are:

•

abdominal obesity,

•

atherogenic dyslipidemia (elevated triglyceride, small LDL particles, low HDL cholesterol),

•

raised blood pressure,

•

insulin resistance (with or without glucose intolerance), and

•

prothrombotic and proinflammatory states.

Thus it can be seen that this syndrome can be associated with the development of atherosclerosis, hypertension, type 2 diabetes and increased risk of heart attack.

The American Heart Association currently reports that Metabolic Syndrome has become common in the United States, with over 50 million Americans estimated to have it (www.americanheart.org).  While there are no formally adopted criteria for diagnosing Metabolic Syndrome, the ATP III, the American Heart Association and the National Heart, Lung, and Blood Institute of the U.S. all recommend that Metabolic Syndrome be identified as the presence of three or more of the following components:

•     an elevated waist circumference of equal to or greater than 40 inches (102 cm) for men, and equal to or greater than 35 inches (88 cm) for women;

•     an elevated triglyceride level of equal to or greater than 150 mg/dL;

•     a reduced HDL cholesterol level of less than 40 mg/dL for men, and less than 50 mg/dL for women;

•     an elevated blood pressure of equal to or greater than 130/85 mm Hg; and/or

•     an elevated fasting glucose level of equal to or greater than 100 mg/dL.

Our compounds currently under research and development with respect to Metabolic Syndrome are as follows:

FM-TP2000 series – Pancreatic beta cells, responsible for the release of insulin and the control of glucose levels in the body, have receptors for both neuronal and hormonal signals.  These receptors normally act in a complementary fashion and, when triggered by the body’s control signals or drugs, stimulate these beta cells to release insulin more effectively as it is needed.  Recently entering the market are Byetta™1 and Januvia™2 both of which act through the stimulation of beta cell hormonal receptors.  In contrast, the FM-TP2000 series of peptide compounds selectively and effectively stimulate beta cell receptors for the neuronal signal, the VPAC2 receptors, thus triggering a more effective insulin release in response to the presence of glucose.  If brought to market, the FM-TP2000 compounds could be first-in-class drugs to stimulate enhanced, glucose-dependent insulin release via this mechanism and would provide an alternative therapeutic approach which could achieve benefits similar to Byetta™, but also may be complementary in effect.

FM-TP4000 series – Elevated fatty acid levels in the body, associated with obesity and dyslipidemia, are known to cause an increase in synthesis of an enzyme product with inflammatory activity (SPT).  This pro-inflammatory signal has been shown to cause pancreatic beta cell death through apoptosis (“programmed cell death”).  Beta cell death leads to diabetes.  The early stage FM-TP4000 series of compounds are small molecule inhibitors of this enzymatic pathway, which would treat diabetes by preventing beta cell loss in the pancreas and preserving their insulin secreting activity. By inhibiting this pathway the early stage FM-TP4000 series of compounds also may promote the proliferation of beta cells and block insulin resistance. This has the potential to address a major unmet clinical need in treating type II diabetes by preserving beta cell function.

FM-TP5000 series – Acetyl-CoA Carboxylase 2 (ACC2) is an enzyme linked to the suppression of fat burning in the body.  The early stage FM-TP5000 library of compounds are selective small molecules designed to inhibit ACC2, and therefore accelerate fat clearance from the body, potentially slowing or blocking the progression of obesity and diabetes.

Inflammatory Lung Disease

Asthma, Chronic Obstructive Pulmonary Disease (COPD) and Pulmonary Arterial Hypertension (PAH) are all inflammatory lung diseases.   While we had not specifically targeted these diseases for therapeutic research, our work with respect to Metabolic Syndrome includes the development of a receptor agonist that may also have application as a therapeutic for one or more inflammatory lung diseases.

______________________________

1 Byetta™ is a registered trademark of Amylin Pharmaceuticals, Inc.

2 Januvia™ is a trademark of Merck & Co., Inc.

3

FM-TP3000 series – The same receptor for neuronal signals that appears on pancreatic beta cells to control insulin response, the VPAC2 receptor, also appears in smooth muscle cells in the lungs and on inflammatory cells such as mast cells.  Coincident with our preparation of a long-acting VPAC2 agonist for diabetes, we also are preparing a related series of long-acting VPAC2 agonists for asthma, designed to rapidly relax the bronchial smooth muscle and thereby act as a prompt bronchodilator, with potential anti-inflammatory activity. By selectively targeting VPAC2 receptors, the FM-TP3000 series of compounds also are designed to suppress the release of inflammatory mediators (TNF-alpha, IL-12), as well as to suppress the eosinophil response to stimuli. This may provide an alternate therapeutic approach to treating asthma, COPD and PAH.

NUTRACEUTICALS

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting chronic diseases. A second niche within the nutraceuticals category is dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our lead product in the nutraceutical area is Reducol™, our branded, clinically proven food and dietary supplement ingredient that helps lower LDL, or “bad” cholesterol, safely and naturally. LDL cholesterol is generally recognized as a significant risk factor for cardiovascular disease.

Reducol™ is a unique blend of naturally occurring compounds, known as phytosterols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees. .

In Europe, Reducol™ can now be found in dairy products such as yogurt, yogurt drinks, cheese and margarine spread. Worldwide, Reducol™ can also be found in such items as chocolate truffles and dietary supplements.  To date, the majority of our revenue has derived from the sale of Reducol™ as an ingredient.  However, in June 2006 we established a joint venture with Fayrefield Foods Ltd. of Crewe, U.K. (“Fayrefield”), to support the growth and distribution of finished products containing Reducol™ directly to retail customers in Europe.   See “Formation of Forbes-Fayrefield Joint Venture” below.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, and salad dressings.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we received clearance in May of 2000 under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In early 2003, the U.S. Food and Drug Administration (“FDA”) issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

We are also developing other value-added products related to promoting a healthier lifestyle and reducing the risk of Metabolic Syndrome, and cardiovascular and related diseases.

2006 MILESTONES

Sale of interest in Phyto-Source joint venture

In 2001, we originally co-founded Phyto-Source LP, a 50-50 manufacturing joint venture, with Chusei (U.S.A.) Inc. (“Chusei”) to create a supply source for Reducol™.  In doing so, we jointly established the world’s largest non-GMO wood sterol manufacturing facility for an initial cash contribution of US$8.1 million.  In addition to producing Reducol™ for our account, the Phyto-Source joint venture also produced Phyto-S-Sterols for sale to multiple customers.

Since we co-founded Phyto-Source LP, alternative supply sources for sterols have developed, and in March 2006, we sold our interest in Phyto-Source LP for US$25 million to Chusei Oil Co. Ltd., the parent company of Chusei.

4

In connection with the sale, we signed a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We agreed to buy all of our sterol requirements exclusively from Phyto-Source for the first year.

Following the sale, Phyto-Source is continuing to manufacture Reducol™ solely for our account, and to manufacture and sell Phyto-S-Sterols to multiple customers, including us, as a base ingredient for our other value-added sterols.  In connection with the sale transaction, we entered into a supply agreement with Phyto-Source to provide us with a supply of Reducol™ and other wood sterols for a period of 5 years. We have also agreed not to compete with Phyto-Source in the manufacturing of wood sterols from tall oil soap, crude tall oil, tall oil pitch or any tall oil material containing phytosterols for a period of 5 years.

Formation of Forbes-Fayrefield joint venture

In June 2006, we announced the signing of an agreement with Fayrefield to establish a new UK company for the purpose of expanding distribution of finished products containing Reducol™ in Europe.  The new company, Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), distributes certain finished products containing Reducol™ directly to retail customers.  We have an initial 51% interest in Forbes-Fayrefield for an initial investment of £10,200(Cdn$ 21,000), and Fayrefield has the remaining 49% initial interest for an initial investment of £9,800(Cdn$ 20,000).  The Board of Directors of Forbes-Fayrefield consists, and under the agreement with Fayrefield will continue to consist, of an equal number of nominees of Forbes and of Fayrefield. We had previously signed a sales and licensing agreement with Fayrefield in November 2004 to supply Reducol™ for use in Reducol™-based products.  Certain customers and finished products of Fayrefield’s are excluded from the new venture. Either party may terminate the joint venture on 30 day’s notice in the event of an unresolved deadlock on certain specified issues, in which case we will retain the future benefit of any contracts which Forbes-Fayrefield has with customers within the European Union outside of the United Kingdom and Ireland, and Fayrefield will retain the future benefit of any contracts which Forbes-Fayrefield has with customers in the United Kingdom and Northern Ireland.

Acquisition of TheraPei Pharmaceuticals Inc. and appointment of Dr. John Nestor as Chief Scientific Officer

In October 2006, we acquired 100% of TheraPei Pharmaceuticals, Inc. (TheraPei) of San Diego, California. TheraPei was a privately held company formed with technology 'spun-out' of Sequenom, Inc. focused on developing novel pharmaceuticals directed at the underlying causes of type II diabetes and related metabolic diseases. TheraPei's founder, Dr. John Nestor, was appointed as our Chief Scientific Officer on closing.

Consideration for the acquisition will be made on a staged basis commensurate with development of the newly acquired technologies (see “The FM-TP Series of Compounds” above).   On closing, we paid an initial amount of US$300,000(Cdn$338,000) by way of the issuance of 94,672 common shares having a value of approximately US$240,000 (Cdn$270,000) and cash of US$60,000 (Cdn$68,000).  In addition, we paid out liabilities of TheraPei totaling approximately US$336,000 (Cdn$378,000), of which approximately US$25,000 (Cdn$28,000) was paid to Dr. Nestor. Future consideration will consist of milestone payments, licensing revenue and/or royalties.  Potential milestone payments may reach up to US$50 million based upon the successful completion of key clinical development steps. Dr. Nestor was the majority shareholder of TheraPei (87%) and as such, will receive approximately 87% of the acquisition consideration.  We also changed the name of TheraPei to Forbes Medi-Tech (Research) Inc.

All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. If regulatory or shareholder approval is not forthcoming, we will pay cash in lieu of the issuance of shares. We may also elect to pay cash in lieu of the issuance of shares in certain circumstances.

Pursuant to a Development Agreement entered into with the vendors of TheraPei (the “Vendors”) in connection with the acquisition, we have agreed to undertake certain development work on the FM-TP Series of Compounds, including the continuing development of one lead compound (a “Compound”) from each of two principal platforms. In the event that, as of November 30, 2007, we have elected not to provide funding to at least the minimum levels set forth in the Development Agreement with respect to a Compound (aggregating US$900,000 for both Compounds), the Vendors shall have the right to purchase all of the intellectual property relating to that Compound, and to be granted an exclusive, worldwide license of any intellectual property rights developed by us respecting that Compound (the “Repurchase Right”). The repurchase price, consisting of reimbursement of certain expenses related to the Compound, will be payable only from the proceeds, if any, from the sale or licensing of the Compound.   The Repurchase Right will expire on January 1, 2008.

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2006 Product Launches and Contract Extension

In January 2006, we announced the launch of Reducol™-containing products in the United Kingdom by Tesco, the UK’s largest retailer. Tesco is currently selling a yellow-fat spread (margarine), yogurt and yogurt drink incorporating Reducol™ marketed under the Tesco private label brand.

In February 2006, we announced that we had extended our supply and licensing contract with Pharmavite LLC, until mid 2007, for the continued sale of Reducol™, for inclusion in one of Pharmavite's leading dietary supplements, Nature Made®  CholestOff®.

In May 2006, we announced that the UK's second largest retailer, Wal-Mart /ASDA, had launched Heartfelt Plus Natural Cheese incorporating Reducol™. Heartfelt Plus, a product of Fayrefield, is the first cheese in the UK to combine both low-fat and cholesterol-lowering benefits.

In June 2006, we announced that the Netherlands’s largest retailer, Albert Heijn, has launched a range of cholesterol-lowering dairy products incorporating Reducol™.  The product range, marketed under the Albert Heijn private label brand, includes a margarine spread, a spoonable yogurt, and 'original' and 'strawberry flavor' yogurt drinks.  The finished products are being supplied to Albert Heijn through Forbes-Fayrefield.

In August 2006, we announced that the UK's largest retailer, Tesco, had also launched Fayrefield’s Heartfelt Plus Natural Cheese incorporating Reducol™.

In September 2006, we announced that Finland based Kesko has expanded their Pirkka range of products containing Reducol™. The new products, sold under the 'Pirkka' premium brand name, includes a non-dairy margarine and additional yogurt flavors to complement the successful Buckthorn and Raspberry launch in May 2005.

In October 2006, we announced that Champion, based in France (a Groupe Carrefour banner), would be selling five dairy products containing Reducol™. The products include; original and strawberry flavored yogurt drinks, a mixed strawberry and apricot flavored yogurt, and an all natural (fruit base) set yogurt.

RE-STRUCTURING AND WORKING CAPITAL

Effective March 1, 2007, we reduced our staff (primarily drug development) in Canada by 20%.  Drug discovery and development efforts focused on the FM-TP Series of Compounds acquired in October 2006 are being undertaken at our new facility in San Diego, California. With these cost-cutting measures, planned expenditures, anticipated revenue to be generated by our nutraceutical product sales, we now consider that our working capital will be sufficient to finance operations through the second quarter of 2008.

Revenue Outlook

We are forecasting growth in Reducol™ sales and other value added products for 2007 with anticipated revenue of $7.5 – $8.0 million, compared to the approximate $6.1 million in 2006.  The anticipated growth in revenue is primarily based on contracted and forecasted amounts for Reducol™ for sale into the functional food and dietary supplement markets

SUBSEQUENT EVENTS

Since the end of the last financial year, we announced that one of Portugal's largest retail chains, Jeronimo Martins, launched a range of dairy products incorporating our cholesterol-lowering ingredient, Reducol™ and also announced the expansion in Portugal through another large food retailer, Modelo Continente.

On January 25, 2007, we announced that we had received a letter from Nasdaq indicating that the bid price for our common stock has closed below the minimum of US $1.00 per share for the previous 30 consecutive trading days, as required for continued inclusion on The Nasdaq Global Market by Marketplace Rule 4450(a)(5). NASDAQ has provided us with 180 calendar days, or until July 23, 2007, to regain compliance with this rule. If at any time before July 23, 2007, the bid price of the our common stock closes at US $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the minimum bid rule.  If compliance is not demonstrated by July 23, 2007, we may apply to Nasdaq to transfer our securities to The Nasdaq Capital Market. If this application is approved, we will be afforded the remainder of this market's second 180 calendar day compliance period in order to regain compliance while on The Nasdaq Capital Market. Accordingly, the total period for us to regain compliance while continuing to trade on a Nasdaq market is potentially up to 1 year.

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BASIS OF PRESENTATION

Our consolidated financial statements include the assets, liabilities and operating results of our wholly-owned subsidiaries, Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and our 51% joint venture interest in Forbes-Fayrefield.  We account for our interest in Forbes-Fayrefield using the proportionate consolidation method.  Material inter-company balances and transactions have been eliminated in these consolidated financial statements

In February 2006, we announced the decision to dispose of our interest in the Phyto-Source joint venture. Our Management Discussion and Analysis will focus on the continuing operations, assets and liabilities of Forbes Medi-Tech Inc. and we will present separately the Phyto-Source operations, assets and liabilities under “Discontinued Operations”. In accordance with CICA Handbook Section 3475, the activities relating to the Phyto-Source joint venture operations, assets and liabilities then to be disposed of have been presented as discontinued operations in the consolidated financial statements ended December 31, 2006 and in the following analysis. Results for the prior year have also been reclassified to reflect this treatment.

RESULTS OF OPERATIONS

Selected Annual Information

Summary: (millions of $ except per share values and number of shares)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 7.2	$ 4.4	$ 3.0
Expenses	(24.9)	(20.9)	(15.2)
Loss from continuing operations	$ (17.7)	$ (16.5)	$ (12.2)

Provision for income taxes	(0.1)	–	–
Net loss from continuing operations	$ (17.8)	$ (16.5)	$ (12.2)

Income from discontinued operations, net of current tax expense	–	3.7	4.2
Gain from disposal of discontinued operations, net of taxes	7.0	–	–
Net loss for the period	$ (10.8)	$ (12.8)	$ (8.0)

Weighted average number of shares	37,400,378	34,057,703	31,945,477

Loss per share from continuing operations Basic and diluted	$ (0.48)	$ (0.48)	$ (0.38)
Income per share from discontinued operations Basic and diluted	$ 0.00	$ 0.10	$ 0.13
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.19	–	–
Net loss per share Basic and diluted	$ (0.29)	$ (0.38)	$ (0.25)

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ASSETS:
Current assets	$ 23.5	$ 13.9	$ 15.2
Current assets- discontinued operations	–	4.4	4.4
Property plant and equipment	0.6	0.5	0.5
Intangibles and other assets	1.3	3.4	3.6
Property plant and equipment-discontinued operations	–	11.8	12.5
Intangibles and other assets - discontinued operations	–	1.9	2.3
Total assets	$ 25.4	$ 35.9	$ 38.5

LIABILITIES:
Current liabilities	$ 4.0	$ 3.1	$ 2.3
Current liabilities- discontinued operations	–	2.3	2.3
Long term liabilities	1.0	1.8	0.8
Long term liabilities-discontinued operations	–	0.3	0.7
Liability component of preferred shares	–	2.3	–
SHAREHOLDERS EQUITY:
Share capital	$ 101.0	$ 94.8	$ 94.2
Contributed Surplus	8.9	7.6	4.2
Liability component of preferred shares	–	2.5	–
Deficit	(89.6)	(78.7)	(65.9)

To-date, we have focused on the research, development and commercialization of our phytosterol-based businesses and have incurred annual operating losses since our inception.  The net loss for the year ended December 31, 2006 totaled $10.8 million, primarily resulting from the loss of $17.8 million from continuing operations offset by the gain of $7.0 million on the disposal of the discontinued operations.

RESULTS OF CONTINUING OPERATIONS

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2006, 2005 and 2004

Summary: (millions of $ except per share values)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 7.2	$ 4.4	$ 3.0
Expenses	(24.9)	(20.9)	(15.2)
Income taxes	(0.1)	–	–
Loss from continuing operations	$ (17.8)	$ (16.5)	$ (12.2)

Loss per share from continuing operations-basic and diluted	$ (0.48)	$ (0.48)	$ (0.38)

REVENUES

Revenues from continuing operations for year ended December 31, 2006 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Sales-phytosterol products	$ 5.3	$ 3.8	$ 2.4
Sales-finished goods	0.7	–	–
Licensing	0.1	0.2	0.2
Phytosterol revenues	6.1	4.0	2.6
Interest and other	1.1	0.4	0.4
Total revenues	$ 7.2	$ 4.4	$ 3.0

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Fiscal 2006 compared to Fiscal 2005

Total revenues, including interest income, for the fiscal year ended December 31, 2006 were $7.2 million compared with $4.4 million for the fiscal year ended December 31, 2005, an increase of 64%.  This increase was due to increases in both sales of Reducol™ by Forbes and sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and Phyto-S Sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2006 totaled $6.0 million compared with $3.8 million for the year ended December 31, 2005.  Licensing revenues are a result of our supply and licensing agreement with Pharmavite LLC for the continued sale of Reducol™.

In the year ended December 31, 2006, the majority of our revenue was generated from four customers (December 31, 2005 – two customers, December 31, 2004 – one customer).  Customer A accounted for 38% (2005 – 81%, 2004 – 94%), Customer B accounted for 18% (2005 – 0%, 2004 – 0%), Customer C accounted for 12% (2005 – 0%, 2004 – 0%), and Customer D accounted for 11% (2005 – 5%, 2004 – 0%) of revenue. For 2006, 57% of sales are recorded in the USA, 40% of sales are recorded in Europe and the balance in Asia.

We are in negotiation with potential customers internationally to expand our customer base.

Fiscal 2005 compared to Fiscal 2004

Total revenues, including interest income, for the fiscal year ended December 31, 2005 were $4.4 million compared with $3.0 million for the fiscal year ended December 31, 2004, an increase of 46%. This increase is mainly attributable to the launch of Reducol™ in the EU.

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™ and non-branded sterol esters) during the year and amortization of previously received license fees in accordance with our revenue recognition policies.

OPERATING EXPENSES

Summary: (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Research and development	$ 9.6	$ 11.0	$ 5.6
General and administrative	6.5	5.6	7.0
Cost of sales	5.9	2.5	1.5
Marketing, sales & product development	2.8	1.6	1.0
Depreciation/amortization	0.1	0.2	0.1
Total operating expenses	$ 24.9	$ 20.9	$ 15.2

Research and development   Our research and development (“R&D”) expenses for the year ended December 31, 2006, totaled $9.6 million compared with $11.0 million for the year ended December 31, 2005 and $5.6 million for the year ended December 31, 2004.

In 2006, the R&D expenses were directed mainly on the continuing work on the U.S. Phase II clinical trial.

The increase in R&D expenditures in fiscal 2005 over 2004 was mainly due to the Phase II clinical work on FM-VP4, including the 90 day toxicity study as well as the commencement of our U.S. Phase II clinical trial.

For the year ended December 31, 2006, $6.1 million (2005 - $7.4 million, 2004 - $3.0 million) of R&D costs were incurred on the FM-VP4 project.  R&D expenditures on the development of our Library of Compounds were $0.6 million in fiscal 2006 (2005 - $0.8 million, 2004 - $0.3 million).  Ongoing R&D projects in the nutraceutical area incurred R&D costs of $0.7 million in the year ended December 31, 2006 (2005 - $0.7 million, 2004 - $0.5 million). In 2006, allocation of stock based compensation to R&D was $0.8 million (2005 - $0.8 million, 2004 - $0.9 million).

Patent and regulatory related costs were $1.4 million in fiscal 2006 (2005 - $1.3 million, 2004 - $0.9 million). The increase in 2005 was related to work in the nutraceutical area in connection with the launch by Tesco of products containing Reducol™.

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General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2006 totaled $6.5 million, compared with $5.6 million in fiscal year 2005 and with $7.0 million in fiscal year 2004.  By type of costs incurred, G&A for 2006 consists of professional services - $1.2 million (2005 - $1.2 million, 2004 - $1.8 million), salaries and benefits - $1.8 million (2005 - $1.6 million, 2004 - $1.2 million); travel - $0.4 million (2004 - $0.4 million, 2004 - $0.3 million); occupancy costs - $0.3 million (2005 - $0.2 million, 2004 - $0.2 million); and operations - $1.7 million (2005 - $1.2 million, 2004 - $1.5 million).  In addition, for the year ended December 31, 2006, we recorded a foreign exchange loss of $0.4 million (2005 - $0.2 million, 2004 - $0.5 million). In 2006, allocation of stock based compensation to G&A was $0.7 million (2005 - $0.8 million, 2004 - $1.5 million).

Related party transactions. Included in professional services for the year ended December 31, 2006 were payments for legal services of $229 thousand, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner ($246 thousand for the year ended December 31, 2005) (May 26, 2004 [date of appointment] to December 31, 2004 - $129 thousand). In the year ended December 31, 2004, the Company paid $12 thousand to Catalyst Corporate Finance Lawyers, a law firm of which Jim Heppell, the former Corporate Secretary of the Company, was a partner.

Until May 18, 2005, the Chair of the Audit Committee, Nitin Kaushal, received $1 thousand for each non-meeting day during which he performed Audit Committee services. In the year ended December 31, 2005, we paid to Mr. Kaushal, a director of the Company, $6 thousand ($14 thousand for the year ended December 31, 2004) for such services. Since then, fees for Mr. Kaushal’s additional duties as Audit Committee Chair have been included in his remuneration as such. These transactions are measured at the exchange amount of consideration established and agreed to by the related parties.

Included in fiscal 2004 professional services are payments for the termination of a consulting contract resulting in an early payout of $630 thousand, as per the terms of the contract. The contract was with a company controlled by Tazdin Esmail, a former director, pursuant to which the Company paid consulting fees of $75 thousand, in the period ending May 26, 2004, the date of Mr. Esmail’s resignation as a director.

Cost of sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2006 totaled $5.9 million on phytosterol revenues of $6.0 million, or 98% of phytosterol revenues, for the year ended December 31, 2005 - $2.5 million on phytosterol revenues of $3.8 million or 66% of phytosterol revenues. The increase in percentage is attributable to selling higher cost product acquired in the prior year, inventory valuation adjustment (as further described below), competitive customer pricing pressure and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable. Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up.

In 2006, we recognized approximately $0.5 million of inventory reserves on excess inventories, which is included in Cost of Sales.

Cost of Sales for the year ended December 31, 2005 totaled $2.5 million on phytosterol revenues of $3.8 million or 66% of phytosterol revenues and for the year ended December 31, 2004 - $1.5 million on phytosterol revenues of $2.4 million or 63% of phytosterol revenues.

Having entered into a long-term supply agreement at the time of our disposition of Phyto-Source, for the supply of Reducol™ and other wood sterols, we expect to achieve improved Cost of Sales of ingredients over time.

Marketing, sales & product development (“Marketing”) totaled $2.8 million for 2006 compared with $1.6 million incurred in 2005. The increase is attributable to an increase in staffing levels and added expenditures in the area of product improvements. Marketing expenses in 2004 totaled $1.0 million.  The increase in 2005, compared to 2004, was attributable to an increase in staffing levels and additional expenditures associated with the European product launches.  In 2006, allocation of stock based compensation to Marketing was $0.3 million (2005 - $0.2 million, 2004 - $0.4 million).

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Stock-based compensation Stock-based compensation expense totaled $1.8 million for the year ended December 31, 2006 compared with $1.8 million for 2005 and with $2.8 million for 2004.  Of the $1.8 million of stock-based compensation expense recorded in 2006, $1.6 million (2005 - $1.8 million, 2004 - $1.9 million) relates to employee and $0.2 million (2005 - insignificant amount, 2004 - $0.9 million) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2006, 2005 and 2004, this compensation expense was allocated to research and development expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (millions of $)	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004

Research and development	$ 0.8	$ 0.8	$ 0.9
General and administrative	0.7	0.8	1.5
Marketing, sales and product development	0.3	0.2	0.4
	$ 1.8	$ 1.8	$ 2.8

DISCONTINUED OPERATIONS  - PHYTO-SOURCE

The following table summarizes our results of discontinued operations of Phyto-Source for the years ended December 31, 2006 2005 and 2004.

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source, and on March 14, 2006, we finalized an agreement to sell our interest for US$25 million (Cdn$28.9 million, based on then current exchange rates). On the sale, we recognized a net gain of $7.0 million, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1.7 million, $0.1 million in transaction fees, $7.2 million in income tax expense, less $0.8 million in a future tax liability reversal.

Summary: (millions of $ except per share values)	Year ended December 31, 2006(i)	Year ended December 31, 2005	Year ended December 31, 2004

Revenues	$ 2.5	$ 16.5	$ 14.6
Expenses	(2.0)	(10.4)	(9.5)
Income taxes	(0.5)	(2.4)	(0.9)
Income from discontinued operations	$ –	$ 3.7	$ 4.2

Gain from disposal of discontinued operations	7.0	–	–

Income per share from discontinued operations Basic and diluted	$ 0.00	$ 0.10	$ 0.13
Gain per share from disposal of discontinued operations, basic and diluted	$ 0.19	–	–

(i) our proportionate share of the Phyto-Source operations for the period from January 1, 2006 to March 14, 2006 (date of disposal).

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QUARTERLY FINANCIAL INFORMATION

(millions of $ except per share amounts) (unaudited)	2006				2005
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$ 2.7	$ 1.8	$ 1.7	$ 1.0	$ 0.7	$ 1.4	$ 1.3	$ 1.0
Loss from continuing operations	$ (4.7)	$ (3.5)	$ (6.0)	$ (3.6)	$ (4.1)	$ (4.4)	$ (4.8)	$ (3.2)
Income/(loss) from discontinued operations	$ (0.3)	–	–	$ 0.3	$ (0.1)	$ 1.5	$ 1.6	$ 0.7
Gain from disposal of discontinued operations	$ 0.4	–	–	$ 6.6	–	–	–	–
Net income/(loss) for period	$ (4.6)	$ (3.5)	$ (6.0)	$ 3.3	$ (4.2)	$ (2.9)	$ (3.2)	$ (2.5)

Loss per share from continuing operations Basic and diluted	$ (0.12)	$(0.09)	$(0.17)	$(0.10)	$(0.12)	$(0.13)	$(0.14)	$ (0.09)
Income/(loss) per share from discontinued operations Basic and diluted	$ (0.01)	–	–	$ 0.01	$ (0.01)	$ 0.04	$ 0.05	$ 0.02
Gain per share from disposal of discontinued operations Basic and diluted	$ 0.01	–	–	$ 0.18	–	–	–	–
Net income/(loss) per share Basic and diluted	$ (0.12)	$ (0.09)	$ (0.17)	$ 0.09	$ (0.13)	$ (0.09)	$ (0.09)	$ (0.07)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

R&D expenditures have been significant since 2003 as we continued to develop FM-VP4, and explore new drug candidates within the VPx Library of Compounds. For the eight quarters outlined above, the R&D expenditures included, excluding the allocation of stock based compensation, are as follows: Q1/2005 - $2.0 million, Q2/2005 - $3.3 million, Q3/2005 - $2.4 million, Q4/2005 - $2.5 million, Q1/2006 - $1.9 million, Q2/2006 - $2.6 million, Q3/2006- $1.9 million and Q4/2006 - $2.4 million

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows Q1/2005 - $0.5 million, Q2/2005 - $0.7 million, Q3/2005 - $0.3 million, Q4/2005 - $0.3 million, Q1/2006 - $0.3 million, Q2/2006 - $1.0 million, Q3/2006 - $0.3 million and Q4/2006- $0.2 million.  The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

In addition, in 2006 there were foreign exchange gains and losses as follows:  Q2/2006 $1.0 million loss and Q4/2006 $0.7 million gain.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

From and after the closing date of the sale of our interest in Phyto-Source on March 14, 2006, we no longer have any interest in any Phyto-Source obligations, including the Amegy Bank and capital lease obligations referred to in previous Management Discussion and Analysis.  As at the closing date of March 14, 2006, our guarantees of such obligations were released and our agreement to subordinate amounts owing to us by Phyto-Source was terminated.

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Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 3.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2006, € 134,200 was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2006 totaled $15.3 million, compared with $9.3 million as at December 31, 2005.  We had working capital of $19.4 million at December 31, 2006 (2005 – working capital $12.8 million). The increase in cash and working capital in 2006 is mainly attributable to the receipt of the proceeds of US$25 million (Cdn$28.9 million, based on then current exchange rates) on the sale of our interest in Phyto-Source, offset by operating losses.

Cash used in continuing operating activities was $17.7 million in fiscal 2006, compared to $17.1 million in fiscal 2005 and $8.4 million in fiscal 2004.  Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10.8 million for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $1.9 million, primarily relating to increases in inventories of $4.8 million, offset by a decrease in prepaid expenses of $2.3 million and an increase in accounts payables of $1.6 million. Inventories, a non-cash operating asset, have increased in anticipation of future product launches of functional foods containing Reducol™ and as a result of the accounting recognition of the $1.5 million of prepaid profit recognized as a prepaid item in 2005. Net cash used in continuing operations for 2005 was primarily a result of the net loss of $12.8 million for the period adjusted for non-cash expenses and discontinued operating items, and increases in non-cash operating items of $2.5 million, primarily relating to increases in inventories of $1.2 million and prepaid expenses of $2.6 million offset by an increase in accounts payables of $1.2 million. Prepaid expenses and deposits increased due to the U.S. Phase II clinical trial of FM-VP4 and an amount recognized as a prepayment of profit attributable to the proportionate accounting treatment of the inventory purchased from Phyto-Source.  This amount of $1.5 million was recognized for accounting purposes when the inventories upon completion of the sale of our interest in the Phyto-Source joint venture. Net cash used in continuing operations for 2004 was primarily a result of the net loss of $9.4 million for the period adjusted for non-cash expenses and discontinued operating items, and decreases in non-cash operating items of $1.0 million, primarily relating to an increase in accounts payables of $0.9 million.

Investing activities in the year ended December 31, 2006 realized $28.3 million relating to the proceeds of $28.9 million on disposal of our interest in Phyto-Source, less $0.4 million invested in intangible assets arising on the acquisition of TheraPei and $0.2 million in capital assets. Investing activities generated net cash of $5.5 million in 2005 and used net cash of $4.9 million in 2004.  Cash provided in 2005, resulted primarily from $6.0 million transferred from short-term investments offset by expenditures of $0.3 million, which was used in the acquisition of capital assets.  Cash used in 2004 was primarily used in the acquisition of short-term-investments, offset by the final receipt of proceeds from the divestiture of the AD/ADD technology.

In fiscal 2006, financing activities provided $0.6 million of cash compared with $5.1 million in 2005 and $14.1 million in 2004. In 2006, funds generated from financing activities resulted from the exercise of options and warrants.  In November 2005, we completed a private placement, which contributed US$6.0 million (Cdn$7.0 million, before $0.8 million of share issue costs).  Funds used in financing activities in 2005 were primarily used for repayment of loans and capital leases associated with the discontinued operations. In fiscal 2004, financing activities consisted primarily of a private placement financing completed in January of 2004 in the amount of US$10.7 million (Cdn$12.9 million, net).

After taking into consideration the proceeds of sale of our interest in Phyto-Source in March, 2006, our planned research and development expenditures in both the pharmaceutical and nutraceutical areas, our anticipated revenue (see “Revenue Outlook” above), and assuming we do not incur any unanticipated expenses, we consider that our working capital will be sufficient to finance operations through the second quarter of 2008. We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

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FINANCIAL INSTRUMENTS

In November 2005, we completed a Private Placement raising US$6.0 million (Cdn$7.0 million, before financing costs of Cdn$0.8 million) resulting from the issuance of 6,000 Series B Convertible Preferred Shares with 1,818,182 warrants attached.  All 6,000 Series B Convertible Preferred Shares were converted into common shares in 2006. The terms of the Series B Convertible Preferred Shares were that they could be converted at any time, at the option of the holder, without further consideration, into a total of 3,636,363 common shares, at a rate of US$1.65 per common share, subject to adjustment (approximately Cdn$1.93 per common share, based on then current exchange rates). The Series B Convertible Preferred Shares would have matured on October 27, 2008, at which time the Company had the option to redeem any unconverted shares at their issue price or convert the balance of any unconverted Series B Convertible Preferred Shares to common shares at a per share price calculated at 90% of the date of maturity market price.

While the legal form of this financial instrument was that of preferred shares, due to the mandatory redemption on October 27, 2008, the substance of the instrument was that of a financial liability.  For accounting purposes, these shares were considered to have both a debt and equity component.  The equity component of $2.5 million was recorded in contributed surplus and relates to the fair value of the detachable warrants and to the embedded conversion feature.  The proceeds from the issuance of the preferred shares with detachable warrants are allocated to the warrants issued and the embedded conversion feature based on their fair values, and the remaining value of $2.3 million was recorded as a liability.  The carrying value of the liability portion was being accreted to its retraction value of $4.1 million, over a period from the date of issuance to its maturity date on October 27, 2008, or until conversion of the preferred shares into common shares.  Interest accretion was charged to the statement of operations as interest expense.  Of the total financing costs of $1.2 million, $0.8 million was charged to shareholders equity and $0.4 million was capitalized as capitalized financing fees in intangible and other assets and was amortized over a period from the date of issuance to its maturity date, or conversion date, under the effective yield method and charged to the statement of operations as financing fees.

In the year ended December 31, 2006, all 6,000 Series B Convertible Preferred Shares were converted, resulting in the issue of 3,636,363 common shares. The carrying value of the liability portion was decreased by $2.5 million to reflect the conversion of the shares.

The interest accretion of the liability portion for the year ended December 31, 2006 was $0.1 million (2005 - $0.1 million), and was charged to the statement of operations as interest expense. In addition, in the year ended December 31, 2006, an amount of $0.3 million of the capitalized financing fees was amortized and recognized as a reduction in share capital resulting from the conversion of the 6,000 Series B Convertible Preferred Shares into common shares.

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short terms to maturity.  It was not practicable to estimate the fair value of the convertible preferred shares, as they were not publicly traded or quoted and an active and liquid market did not exist for investments with similar terms, risks and other features.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2006, our latest fiscal year-end balance sheet.

As at December 31, 2006 (millions of $)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Operating lease obligations (i)	$ 1.6	$ 0.4	$ 0.6	$ 0.6	–
Purchase obligations (ii)	22.4	6.0	11.2	5.2	–
Research and development contracts (iii)	0.2	0.2	–	–	–
Total	$ 24.2	$ 6.6	$ 11.8	$ 5.8	–

(i)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter.

(ii)

Purchase obligations reflect our obligations under the Sterol Supply Agreement.  See “Sterol Supply Agreement” above.

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(iii)

Research and development contracts and commitments relate to R&D projects initiated via contract or agreement; payment of commitments is executed when the relevant work is completed as per contract or agreement.

We have no material off-balance sheet arrangements.  We have no material trading activities involving non-exchange traded contracts accounted for at fair value.  We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 19 to the consolidated financial statements for the year ended December 31, 2006.

In preparing our consolidated financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based on the information available to us at the time that these estimates and assumptions are made.  Actual results could differ from our estimates.  These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented.  Significant estimates are used for, but not limited to, assessment of the net realizable value of long-lived assets, accruals for contract manufacturing and research and development agreements, allocation of costs to manufacturing, taxes and contingencies.  The significant accounting policies which we believe are the most critical to assist in fully understanding and evaluating our reported financial results follow.  Note 2 to the consolidated financial statements for the year ended December 31, 2006 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Contract research payments and milestone payments are generally recognized over the life of the technology license agreement to which they relate, unless the payments clearly have no relationship to potential future production, royalty, or other related arrangements.

License fees and royalty advances are deferred and amortized over the life of the relevant agreements.

Foreign currency translation  Our functional and reporting currency is the Canadian dollar.  Foreign currency denominated transactions are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date.  Any gains or losses resulting on translation have been included in the determination of income.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates, which is described in note 11(g) of the consolidated financial statements.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued (see note 11(i) of the consolidated financial statements).

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

Impairment of long lived assets  Effective January 1, 2002, we adopted the new Recommendation of the Canadian Institute of Chartered Accountants Handbook (“CICA Handbook”) Section 3063, Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant and equipment and intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

15

Income taxes: Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 28, 2007 was 38,402,100 and has not changed from December 31, 2006. The number of options outstanding under our 2000 Stock Option Plan as of March 28, 2007 was 4,941,875 and has increased by 370,250 since December 31, 2006 due to the granting of an additional 446,500 options less the expiry of 46,250 options and the cancellation of 30,000 options.  These options entitle the holders to purchase a total of 4,941,875 common shares at varying prices.

In addition, we have 2,072,727 warrants outstanding of which entitle the holders to purchase up to 2,072,727 common shares at a price of US$2.06 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.  Also, we may be required to issue to the University of British Columbia (“UBC”) 25,000 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.  Finally, we have adopted a Share Rights Plan pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.

MANAGEMENT'S ANNUAL REPORT OF DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized, and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of such period.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

Changes in Internal Controls Over Financial Reporting

During fiscal 2006, we made improvements to our internal controls over financial reporting in preparation for our first annual management report on internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

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FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information.  Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future sales, revenue, financings, operations, partnerships, products, services, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; our share of new and existing markets; general industry and macroeconomic growth rates and our performance relative to them and statements regarding future performance.  Forward-looking statements and information generally are identified by the words “forecasting”, “strategy”, “vision” “forward”, “opportunities”, “objectives”, “believe”, “hope”, “designed”, “potential”, “development”, “planned”, “anticipated”, “future, “expect”, “continues”, “outlook, “next”, “intended”, and similar expressions or variations thereon, by reference to future dates or events, or that events or conditions “will,” “may,” “could”, “would” or “should” occur.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds  As at December 31, 2006, we had a cumulative deficit of $89.6 million.  We will be expending substantial funds in 2007 and beyond. We believe our existing capital resources are adequate to fund our current plans for research and development and operating activities through the middle of fiscal 2008. We will need to obtain additional financing prior to that time.  We will continue to seek additional funding, primarily by way of equity offerings, to carry out our business plan and to minimize risks to our operations, and to provide us with necessary capital to continue our operations.  The market, however, for equity financings for companies such as ours is challenging, and there can be no assurance that additional funding by way of equity financing will be available.  The failure to obtain additional funding on a timely basis may result in our having to reduce or delay one or more of our planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business.  Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing.  We may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce our interest in its projects or products.  There can be no assurance, however, that any alternative sources of funding will be available.

•

Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2007 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations. Our supply contract with Pharmavite LLC for the continued sale of Reducol™ for inclusion in one of Pharmavite's leading dietary supplements, Nature Made®  CholestOff®, will expire in June 2007.  There can be no assurance that this contract will be renewed.   Failure to renew the contract would have a material adverse effect on our product sales and revenue.

•

Development and Commercialization of Pharmaceutical and Nutraceutical Products  To achieve sustained, profitable operations, we must successfully develop, obtain regulatory approvals for, and profitably manufacture and market one or more products. While we are marketing our phytosterols, sales have only commenced in recent years and such products are still relatively new on the market.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the pharmaceutical and nutraceutical industries which are highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

▪

ineffectiveness or unsuitability of the products for human use or the discovery of unexpected or unacceptable toxicity levels which may manifest itself through pre-clinical studies and clinical trials

▪

inability to receive necessary regulatory approvals from local and international government and regulators to undertake clinical trials or to manufacture, label, advertise, make claims and sell our products

▪

costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

▪

unacceptability of the products in the market place

▪

inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products

▪

the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed

17

for the manufacture and sale of products developed by us

▪

the risk of obsolescence of our technology

▪

insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

▪

clinical trials may not be undertaken or completed as planned, and if undertaken or completed, may not achieve expected results, as results from preclinical studies and preliminary clinical trials may not be predictive of results obtained in larger clinical trials.

•

Competition  We have a number of competitors, some of whom are better able to commercialize their products, which could render our products obsolete or uncompetitive prior to recovering our expenses.  In the nutraceutical area, we face competition from Cognis, Raisio and Unilever. In the pharmaceutical area, we face intense competition from major pharmaceutical companies, among others. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

•

Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, and in particular, on Phyto-Source LP to manufacture product for supply to our customers. The breakdown of these relationships may negatively affect our future revenues and business.  One of the key strategic relationships we are currently seeking is an out-licensing opportunity for FM-VP4 based on its clinically significant results, dose responsiveness, and excellent safety profile.  There is no guarantee that such a relationship will be achieved, or that significant revenue will be generated should such a relationship be achieved.

•

Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as the future demand for our products, the ability to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of pharmaceutical and nutraceutical products as set out above.

•

Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

•

The Company has a History of Losses   For the fiscal year ended December 31, 2006 we reported a net loss from continuing operations of $17.8 million (net loss for the year $10.8 million) and an accumulated deficit of $89.6 million.  We anticipate that we will continue to incur significant losses during fiscal 2007 and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our recently launched products or products currently under development will be commercially successful.

•

Need for Growth  We intend to expand our sales of Reducol™ and other value-added sterols over the next few years, however, there is no assurance that our resources will be able to adequately respond to support such growth.

•

Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified scientific and management personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them.

•

Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

•

Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States. Changes in government, economic and political policies may adversely affect our business and operating results.

•

Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, such damages which may exceed our resources.

•

Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

•

Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. Our common share price has been, and is likely to continue to be, volatile.

18

•

Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange and the Nasdaq Global Market.  We do not currently meet Nasdaq’s minimum US$1.00 bid price requirement for continued inclusion on the Nasdaq Global market and have until July 23, 2007 to regain compliance with this requirement.  There is no assurance that we will continue to meet the minimum listing requirements of either the Nasdaq Global Market or the Toronto Stock Exchange.  De-listing of our shares from any securities exchange could have a negative effect on the liquidity of our shares and/or the ability of a shareholder to trade in our shares.

•

Anti-Takeover Provisions  We have adopted a shareholder rights plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

•

Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and the failure of us to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

•

Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), OSC, and BCSC (see http://www.sedar.com), including, without limitation, in our Annual Information Form and our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, opinions and expectations of our management at the time they are made and we do not assume any obligation to update our forward-looking statements if those beliefs, expectations, opinions or other circumstances should change.

March 28, 2007

Form 52-109F1 Certification of Annual Filings

I, Charles A. Butt, President and Chief Executive Officer of Forbes Medi-Tech Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc.  (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

March 28, 2007.

__/s/ Charles A. Butt________

Charles A. Butt

President and Chief Executive Officer

Form 52-109F1 Certification of Annual Filings

I, David Goold, Chief Financial Officer of Forbes Medi-Tech Inc., certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Forbes Medi-Tech Inc.  (the issuer) for the period ending December 31, 2006;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

March 28, 2007.

__/s/ David Goold_________

David Goold

Chief Financial Officer